Exhibit  12.1

Worldspan, L.P.
Earnings to Fixed Charges Ratio Calculation

	Predecessor Basis	Successor Basis
	Six Months	Six Months	Year	Year
	Ended	Ended	Ended	Ended
	6/30/2003	12/31/2003	12/31/2004	12/31/2005
Fixed Charges:
Interest Expense	$2,756	$20,891	$40,878	61,066
Rental Expense (20% of Actual)	1,666	1,804	3,100	2,045
Total Fixed Charges	4,422	22,695	43,978	63,111
Earnings:
Income before provision for income taxes and equity in (loss) gain of investees	28,428	(14,668)	44,910	1,433
Fixed charges	4,422	22,695	43,978	63,111
Total Earnings	32,850	8,027	88,888	64,544
Earnings to Fixed Charges(1)	7.4	0.4	2.0	1.0

(1)            For the six months ended December 31, 2003, there was a deficiency of $13,989.